Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

02 JUN 17

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*

SUPPL

Announcement also provided to required statutory authorities

Date: 14 June 2002

Number of pages (including this one): 1

Current report 37/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 7 June 2002 a change was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration in the share capital of PeBeKa S.A. with registered head office in Lubin (a subsidiary of Dolnośląska Spółka Inwestycyjna S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.).
The share capital of PeBeKa S.A. was increased by PLN 4 000 thousand through the creation of 65 574 shares at PLN 61 each.
The share capital of PeBeKa S.A. following registration amounts to PLN 15 115 thousand and is divided into 247 782 shares at PLN 61 each.
Dolnośląska Spółka Inwestycyjna S.A. owns 100% of the shares of PeBeKa S.A.
The total number of votes arising from all issued shares following registration of this change in share capital is 247 782 votes.

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

02034935

WICEPREZES ZARZADU
Jarosław Andrzej Szczepek

6/19

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)